Exhibit 3 2022 Second Quarter Results

Except as the context otherwise may require, references in this presentation to “CHP,” “we,” “us” or “our” refer to CEMEX Holdings Philippines, Inc. and its consolidated entities. The information contained in this presentation includes forward-looking statements within the meaning of securities laws. We intend these forward-looking statements to be covered by any applicable safe harbor provisions for forward- looking statements within the meaning of securities laws. These forward-looking statements and information are necessarily subject to risks, uncertainties, and assumptions, including but not limited to statements related to CHP’s plans, objectives, expectations (financial or otherwise), and typically can be identified by the use of words such as “will”, “may,” “assume,” “might,” “should,” “could,” “continue,” “would,” “can,” “consider,” “anticipate,” “estimate,” “expect,” “envision,” “plan,” “believe,” “foresee,” “predict,” “potential,” “target,” “strategy,” “intend,” “aimed”, and similar terms. Although CHP believes that its expectations are reasonable, it can give no assurance that these expectations will prove to be correct, and actual results may vary materially from historical results or results anticipated by forward-looking statements due to various factors. These forward-looking statements reflect, as of the date on which such forward-looking statements are made, our current expectations and projections about future events based on our knowledge of present facts and circumstances and assumptions about future events, unless otherwise indicated. These statements necessarily involve risks, uncertainties and assumptions that could cause actual results to differ materially from historical results or those anticipated in this presentation. Among others, such risks, uncertainties, and assumptions include those discussed in CHP’s most recent annual report and those detailed from time to time in CHP’s filings with the Philippine Securities and Exchange Commission, which factors are incorporated herein by reference, including, but not limited to: the impact of pandemics, epidemics or outbreaks of infectious diseases and the response of governments and other third parties, including with respect to the novel strain of the coronavirus identified in China in late 2019 and its variants (“COVID-19”), which have affected and may continue to adversely affect, among other matters, the ability of our operating facilities to operate at full or any capacity, supply chains, international operations, availability of liquidity, investor confidence and consumer spending, as well as the availability of, and demand for, our products and services; the cyclical activity of the construction sector; our exposure to other sectors that impact our and our clients’ businesses, such as, but not limited to, the energy sector; availability of raw materials and related fluctuating prices; volatility in pension plan asset values and liabilities, which may require cash contributions to the pension plans; the impact of environmental cleanup costs and other liabilities relating to existing and/or divested businesses; our ability to secure and permit aggregates reserves in strategically located areas; the timing and amount of federal, state and local funding for infrastructure; changes in the level of spending for private residential and private nonresidential construction; changes in our effective tax rate; competition in the markets in which we offer our products and services; general political, social, health, economic and business conditions in the markets in which we operate or that affect our operations and any significant economic, health, political or social developments in those markets, as well as any inherent risks to international operations; the regulatory environment, including environmental, energy, tax, labor, antitrust, and acquisition-related rules and regulations; our ability to satisfy our obligations under our material debt agreements and CEMEX, S.A.B. de C.V.’s (“CEMEX”), the ultimate parent company of the major shareholder of CHP, ability to satisfy CEMEX’s obligations under its material debt agreements, the indentures that govern CEMEX’s outstanding notes, and other debt instruments and financial obligations, including CEMEX’s subordinated notes with no fixed maturity; the availability of short-term credit lines or working capital facilities, which can assist us in connection with market cycles; the impact of CEMEX’s below investment grade debt rating on our cost of capital and on the cost of the products and services we purchase; loss of reputation of our brands; our ability to consummate asset sales, fully integrate newly acquired businesses, achieve cost-savings from our cost-reduction initiatives, implement our pricing initiatives for our products and CEMEX’s ability to generally meet its “Operation Resilience” strategy’s goals; the increasing reliance on information technology infrastructure for our sales, invoicing, procurement, financial statements and other processes that can adversely affect our sales and operations in the event that the infrastructure does not work as intended, experiences technical difficulties or is subjected to cyber-attacks; changes in the economy that affect the demand for consumer goods, consequently affecting demand for our products and services; weather conditions, including but not limited to, excessive rain and snow, and disasters such as earthquakes and floods; trade barriers, including tariffs or import taxes and changes in existing trade policies or changes to, or withdrawals from, free trade agreements; availability and cost of trucks, railcars, barges and ships, as well as their licensed operators, for transport of our materials; labor shortages and constraints; terrorist and organized criminal activities as well as geopolitical events, such as war and armed conflicts, including the current war between Russia and Ukraine; declarations of insolvency or bankruptcy, or becoming subject to similar proceedings; and, natural disasters and other unforeseen events (including global health hazards such as COVID-19). Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from historical results, performance or achievements and/or results, performance or achievements expressly or implicitly anticipated by the forward-looking statements, or otherwise could have an impact on us or our consolidated entities. Any or all of CHP’s forward-looking statements may turn out to be inaccurate and the factors identified above are not exhaustive. Accordingly, undue reliance on forward-looking statements should not be placed. These factors may be revised or supplemented, but CHP is not under, and expressly disclaims, any obligation to update or correct the information contained in this presentation or any forward-looking statement that it may make from time to time, whether as a result of new information, future events or otherwise. Readers should review future reports filed by us with the Philippine Securities and Exchange Commission. This presentation also includes statistical data regarding the production, distribution, marketing and sale of cement, ready mix concrete, clinker, aggregates and Urbanization Solutions. Unless the context indicates otherwise, all references to pricing initiatives, price increases or decreases, refer to CHP’s prices for CHP’s products. We generated some of this data internally, and some was obtained from independent industry publications and reports that we believe to be reliable sources. We have not independently verified this data nor sought the consent of any organizations to refer to their reports in this presentation. 2 Copyright CEMEX Holdings Philippines, Inc. and its subsidiaries

Growth prospects • Sustained mobility from reduced COVID-19 despite current challenges restrictions supports further economic activity • The new government has committed to continue prioritizing infrastructure programs • For the second quarter, lower-than-expected demand around the national elections • Markets expected to remain highly competitive, heightened by the presence of imported cement 3 Cebu–Cordova Link Expressway, City of Cebu and Municipality of Cordova Built with APO Portland Type II cement

Aiming to recover profitability amidst significant cost pressures • Domestic cement price up by 8% year-over-year during 1H22, as price updates were made mainly to reflect input cost inflation in fuel and transport • Continuing to reduce dependence on imported coal • Distribution expenses decreased by 2pp of sales year-over-year during 1H22, supported by supply chain efficiencies • Inflationary pressures remain, amidst global uncertainty tied to pandemic supply chain issues and the Ukraine War • Fuel cost, as a percentage of cost of sales, increased by 12pp year-over-year during 1H22 driven by elevated energy prices 1 • Major kiln maintenance for APO Cement Plant kiln #2 and Solid Cement Plant expected to be executed in 2H22 4 1 APO Plant kiln #1 maintenance executed in 1Q22

Advancing on Our Strategic Priorities HEALTH & CUSTOMER INNOVATION SAFETY CENTRICITY SUSTAINABILITY GROWTH 5

Advancing on Our Strategic Priorities HEALTH & CUSTOMER INNOVATION SAFETY CENTRICITY SUSTAINABILITY GROWTH 6

Health and Safety is our top priority. 7

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Advancing on Our Strategic Priorities HEALTH & CUSTOMER INNOVATION SAFETY CENTRICITY SUSTAINABILITY GROWTH 9

Improving Our Customer’s Experience • Our Digital Self Service Pickup Booking system won “Best Initiative Implemented” 1 award from CEMEX for 2021 • Implementing initiatives to improve the pick- up experience of our clients at our facilities Download your CEMEX PH Vertua Viber Sticker pack today! �� Click this link to download the sticker pack: https://tinyurl.com/CEMEXPHVertuaViber�� 10 1 From CEMEX Global Awards for the year 2021 (awarding held in April 2022)

Advancing on Our Strategic Priorities HEALTH & CUSTOMER INNOVATION SAFETY CENTRICITY SUSTAINABILITY GROWTH 11

12 Solid Cement Plant in Antipolo, Rizal

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CHP has made important progress with Future in Action program 1 • Solid Plant awarded by CEMEX for “Most Improved Alternative Fuels Rate” in 2021 2 • Solid Plant already below CEMEX’s 2030 CO per ton target 2 ® • Vertua Ultra Portland cement to be used in Liora Homes Naic • Solid Plant and APO Plant attained continued certifications for ISO 50001:2018 Energy Management System 3 • Supporting MMDA on waste management by co-processing election-related materials • Investing in hydrogen injection for our kilns to increase waste co-processing capacity • Using decarbonated raw materials to avoid process CO 2 emissions 1 From CEMEX Global Awards for the year 2021 (awarding held in April 2022) 15 2 <475 Net kg CO /ton of cementitious product 2 New Heat Recovery facility in APO Cement Plant 3 Metro Manila Development Authority

Advancing on Our Strategic Priorities HEALTH & CUSTOMER INNOVATION SAFETY CENTRICITY SUSTAINABILITY GROWTH 16

Concrete foundation pouring for cement silos in Solid Plant New Line project 17 ® 17 Built with Rizal Vertua Classic High Strength cement

Achieved major milestones with Solid Cement Plant New Line

CEMEX HOLDINGS PHILIPPINES



Preheater and silo under construction in Solid Plant New Line project

- Completed pouring of concrete foundation for cement silos
- Slip form works for raw meal silo and clinker silo have been ongoing.
- Our contractors are using Rizal Vertua® Classic[1] High Strength cement, produced by Solid Plant, for the concrete requirements of the silos of the project.
- Mechanical installation of equipment is ongoing.

- We have invested around US$201 million[2] from the start of the project until end June 2022
- Expected completion of construction: March 2024
- Expected total investment of US$356 million[2]

[1] Reduces CO_2 emissions per ton by ~15% versus an industry-standard Ordinary Portland Cement
[2] Includes project cost and interest capitalization

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Operating and Financial Highlights 19

Domestic Cement Volumes and Prices 6M22 vs. 2Q22 vs. 2Q22 vs. 6M21 2Q21 1Q22 Volume (8%) (11%) 1% Domestic Cement Price (PHP) 8% 9% 3% Domestic cement volumes during 1H22 decreased by 8% year-over-year due to lower-than-expected demand. For 2Q22, our domestic cement volumes decreased by 11% year-over-year, with lower-than-expected demand around the national elections. Our domestic cement prices were higher, as price updates were made to reflect input cost inflation. 20

Net Sales 1 Net Sales Net sales for 1H22 were down by 2% year-over-year mainly due to spot sales of raw materials in 2021. -2% For 2Q22, net sales decreased by 5% year-over-year mainly due to lower volume, with lower-than-expected demand around the national -5% elections. 2Q21 2Q22 6M21 6M22 21 1 Millions of Philippine Pesos 10,894 10,675 5,692 5,434

Construction Employment and Private Sector 1 Employment in Construction Construction employment Contribution to total employment Construction sector employment remained above (M Persons) (%) 10.2% 10.0% January 2020 level. 9.6% 9.4% 9.1% 8.9% Less upbeat sentiment by construction firms in 4.6 4.5 4.3 4.2 4.2 4.0 2Q22 due to inflation and softer demand. Jan-20 Jun-21 Sep-21 Dec-21 Mar-22 May-22 Sustained remittance growth supportive of residential demand, but inflation and COVID-19 2 Outlook on Volume of Business Activity, Current Quarter risks remain. (Net Balance Index) Industry Construction 40 Non-residential sector growth momentum 30 supported by rebound in commercial sector and 20 easing mobility restrictions. 10 0 -10 1Q21 2Q21 3Q21 4Q21 1Q22 2Q22 1 Source: Sources: Philippine Statistics Authority 22 2 Source: Bangko Sentral ng Pilipinas Other sources: Colliers, Jones Lang Lasalle

Public Sector Disbursements on Infrastructure and Other Capital Outlays According to the Department of Budget and (in PHP billion) Management, infrastructure disbursements for April and May were affected by the election-related construction ban; June 0.7% 41.3% spending may rebound as the construction ban has ended. -12.3% Marcos administration targeting to maintain infrastructure spending at 5% of gross domestic product 335 332 268 235 New government seeking Public-Private Partnerships to support infrastructure program 5M 2019 5M 2020 5M 2021 5M 2022 % Refers to year-over-year change 23 Source: Department of Budget and Management Note: “5M” refers to the accumulated months of January to May

Cost of Sales


Cost of Sales
(% of net sales)
61.6%
59.4%
61.1%
57.9%
6M22
6M21
2Q22
2Q21


Fuel and Power
(% of cost of sales)
Fuel
Power
32%
19%
20%
22%
35%
19%
21%
22%
6M22
6M21
2Q22
2Q21

Cost of sales, as a percentage of net sales, increased by 2pp year-over-year during 1H22 mainly due to higher fuel cost.

- Fuel cost, as a percentage of cost of sales, was up by 12pp year-over-year during 1H22 driven by elevated global energy prices.
- Power cost, as a percentage of cost of sales, was 3pp lower year-over-year during 1H22 mainly due to lower volume sold.

APO Plant kiln #2 and Solid Plant kiln maintenance[1] expected to be executed in 2H22

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[1] APO Plant kiln #1 maintenance executed in 1Q22

Operating Expenses Operating expenses, as a percentage Distribution Selling and administrative (% of net sales) (% of net sales) of net sales, decreased by 1.4pp year- over-year during 1H22. Distribution expenses, as a percentage of net sales, decreased by 1.6pp of sales year-over-year during 1H22, supported by supply chain efficiencies Selling and administrative expenses, as a percentage of net sales, were flat during 1H22. 2Q22 2Q21 2Q22 2Q21 6M22 6M21 6M22 6M21 25 13.8% 15.4% 14.2% 14.8% 13.6% 13.4% 13.4% 13.0%

Operating EBITDA and EBITDA Margin 1 Operating EBITDA Variation -9% Operating EBITDA and Operating EBITDA margin for 1H22 decreased mainly due to lower volume and higher cost of sales. 21% 20% -17% 23% 20% 26 % Refers to operating EBITDA margin 1 Millions of Philippine Pesos

Net Income Net loss for 2Q22 and 1H22 was mainly a result of foreign exchange losses, higher income tax expenses, and lower EBITDA. 1 Net Income Foreign exchange (FX) losses were attributable to movement in the PHP to US$ exchange rate. This mainly relates to intragroup deposits between CHP and its foreign subsidiaries. These intragroup deposits are essentially neutral on a net equity basis. Majority of these FX losses are unrealized (non-cash expenses). Financial expenses increased for 1H22 due to a temporary pause in interest capitalization for the Solid New Line project during 1Q22, prior to its resumption. Income tax expenses were higher mainly due to a decrease in deferred tax assets (non-cash expenses). January - June Second Quarter (In Millions of Philippine Pesos) 2022 2021 % var 2022 2021 % var Operating earnings 1,155 1,329 (13%) 589 817 (28%) 6M22 6M21 2Q22 2Q21 Financial income (expense), net (148) (115) (29%) (44) (52) 16% Foreign exchange gain (loss), net (713) (115) (520%) (617) (44) (1300%) 2Q22 2Q21 6M22 6M21 Net income (loss) before income 293 1,099 (73%) (72) 721 N/A Income tax benefit (expenses) (560) (296) (90%) (456) (123) (272%) Consolidated net income (loss) (267) 804 N/A (528) 598 N/A 27 1 Millions of Philippine Pesos (267) 804 (528) 598

Information on Senior Unsecured Peso Term Loan Facility with BDO Unibank, Inc. 1 Updated Debt Maturity Profile On July 28, 2022, CEMEX Holdings Philippines, Inc. ( CHP ) signed a Senior Unsecured Peso Term Leases Loan Facility Agreement (the “2022 Facility 1 BDO Debt Agreement”) with BDO Unibank, Inc. (“BDO”) to repay approximately PHP 6.68 billion of CHP’s Total Debt: PHP 9,850 2 outstanding indebtedness under the facility Avg. life of debt : 6.69 years 3,680 agreement dated February 1, 2017 with BDO (the 1,174 2017 Facility Agreement ). 2,111 1,733 22 1,617 Terms & Conditions: 62 85 2,506 2,089 Up to PHP 6.69 billion 1,671 1,532 Amount: 439 270 5 years Tenor: 2022 2023 2024 2025 2026≥ 2027 Floating rate Interest Rate: All amounts in millions of Philippine Pesos, unless stated otherwise 1 Based on the “2022 Facility Agreement” and the 2017 Facility Agreement 2 Based on weighted average life of debt 28

Free Cash Flow & Guidance

Free Cash Flow Year-to-date investment in working capital January - June Second Quarter was mainly due to higher inventories and 2022 2021 % var 2022 2021 % var lower payables. Operating EBITDA 2,124 2,331 (9%) 1,077 1,305 (17%) - Net Financial Expenses 148 115 44 52 Income taxes paid in 2021 included a - Maintenance Capex 173 73 105 41 utilization of deferred tax assets and a one- - Change in Working Capital 1,003 (286) 161 37 time benefit from an adjustment in current 1 income taxes pursuant to the CREATE Act - Income Taxes Paid 293 108 152 81 - Other Cash Items (net) 29 (37) 21 1 Net financial expenses for 1H22 increased Free Cash Flow after 478 2,358 (80%) 593 1,092 (46%) due to a temporary pause in interest Maintenance Capex capitalization for our Solid Plant New Line - Strategic Capex 335 1,309 201 623 during 1Q22, prior to resumption of the Free Cash Flow 143 1,049 (86%) 392 469 (16%) project. Millions of Philippine Pesos Strategic capital expenditures were lower due to delay in the implementation of the Solid Plant New Line project. 30 1 The Corporate Recovery and Tax Incentives for Enterprises (CREATE) Act, which was approved into law on March 26, 2021

2022 Guidance Cement Volumes Flat to low-single-digit percentage decrease PHP 3,900 million Solid Cement Plant New Line CAPEX Capital expenditures PHP 1,500 million Maintenance and Other Strategic CAPEX PHP 5,400 million Total CAPEX 31

Q&A Session 2022 Second Quarter Results

Contact Information Investor Relations Stock Information In the Philippines PSE: +632 8849 3600 CHP chp.ir@cemex.com 33

2022 Second Quarter Appendix

Debt Maturity Profile as of June 30, 2022 Leases BDO Debt Total Debt: PHP 9,850 1 Avg. life of debt : 4.5 years 4,726 2 Net Debt to EBITDA : 1.6x 270 2,667 439 4,456 1,174 1,199 85 2,228 1,114 62 22 2022 2023 2024 2025 2026≥ 2027 All amounts in millions of Philippine Pesos 1 Based on weighted average life of debt 35 2 Last 12 months Consolidated EBITDA

Additional Debt Information as of June 30, 2022 Second Quarter First Quarter 2022 2021 % var 2022 (1)(2) 9,850 11,491 (14%) 10,910 Total debt Short term 52% 4% 47% Long term 48% 96% 53% Cash and cash equivalents 3,870 6,062 (36%) 4,611 Net debt 5,980 5,429 10% 6,299 (3) 2.69 2.47 2.81 Leverage Ratio (3) 7.24 7.83 7.45 Coverage Ratio Note: All amounts in millions of Philippine Pesos, except percentages and ratios 1 U.S. dollar debt converted using end-of-period exchange rates 2 36 Includes leases, in accordance with Philippine Financial Reporting Standards (PFRS) 3 Based on BDO Loan Facility financial covenants

Definitions 6M22 / 6M21 Results for the first six months of the years 2022 and 2021, respectively PHP Philippine Pesos pp Percentage points Prices All references to pricing initiatives, price increases or decreases, refer to our prices for our products. Operating EBITDA Operating earnings before other expenses, net, plus depreciation and operating amortization. Free Cash Flow Operating EBITDA minus net interest expense, maintenance and strategic capital expenditures, change in working capital, taxes paid, and other cash items (net other expenses less proceeds from the disposal of obsolete and/or substantially depleted operating fixed assets that are no longer in operation), Maintenance Capital Investments incurred for the purpose of ensuring the company’s operational continuity. These include capital expenditures Expenditures on projects required to replace obsolete assets or maintain current operational levels, and mandatory capital expenditures, which are projects required to comply with governmental regulations or company policies, Strategic capital Investments incurred with the purpose of increasing the company’s profitability. These include capital expenditures on expenditures projects designed to increase profitability by expanding capacity, and margin improvement capital expenditures, which are projects designed to increase profitability by reducing costs. Change in Working capital in Only include trade receivables, trade payables, receivables and payables from and to related parties, other current the Free cash flow receivables, inventories, other current assets, and other accounts payable and accrued expense. statements Net Debt Total debt (debt plus leases) minus cash and cash equivalents. 37